FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza CHMP for ovarian cancer maintainance

This announcement contains inside information

23 February 2018 12:30 BST

LYNPARZA RECEIVES POSITIVE EU CHMP OPINION IN  PLATINUM-SENSITIVE RELAPSED OVARIAN CANCER

AstraZeneca and MSD's new Lynparza tablet formulation recommended for maintenance therapy regardless of BRCA status

AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US (known as MSD outside the US and Canada) today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency has adopted a positive opinion, recommending a marketing authorisation of Lynparza (olaparib) tablets (300mg twice daily) for use as a maintenance therapy for patients with platinum-sensitive relapsed high grade, epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in complete response or partial response to platinum-based chemotherapy. Lynparza is recommended for treatment in this setting regardless of patients' BRCA mutation status.

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca, said: "The data show that Lynparza provides long-term disease control, delaying the need for further chemotherapy for this broader group of women with platinum-sensitive relapsed ovarian cancer, irrespective of their BRCA status. It also offers a well-characterised safety and tolerability profile, which is critical to help enable patients to stay on treatment."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "We welcome this positive opinion based upon data which indicate the potential impact for Lynparza as maintenance therapy for women with platinum-sensitive relapsed ovarian cancer. We look forward to our continued work with AstraZeneca to bring Lynparza to patients in the EU."

The CHMP recommendation is based on two randomised trials, SOLO-2 and Study 19, which showed Lynparza reduced the risk of disease progression or death for platinum-sensitive relapsed patients compared to placebo.

Summary of key efficacy results from randomised trials:

Analysis	SOLO-2 [germline BRCA-mutated] n=295		Study 19 [platinum-sensitive relapsed] n=265
	Lynparza	Placebo	Lynparza	Placebo
Reduction in the risk of disease progression or death (PFS)	70% (HR 0.30 [95% CI, 0.22-0.41], P<0.0001; median 19.1 vs 5.5 months)*		65% (HR 0.35 [95% CI, 0.25-0.49], P<0.0001; median 8.4 vs 4.8 months)*
Reduction in the risk of death (OS)	Data not yet mature		27% (HR 0.73 [95% CI, 0.55-0.95], P=0.02138**; median 29.8 vs 27.8 months)***

PFS = progression-free survival; OS = overall survival

* By investigator-assessed analysis
** P-value considered nominal as criterion for statistical significance (P<0.0095) not met
*** Not adjusted for treatment crossover

The most frequently observed adverse reactions across clinical trials in patients receiving Lynparza monotherapy (≥ 10%) were nausea, vomiting, diarrhoea, dyspepsia, fatigue, headache, dysgeusia, decreased appetite, dizziness and anaemia.

Lynparza, the first poly ADP-ribose polymerase (PARP) inhibitor approved, was initially licensed as a capsule formulation. The new tablet formulation will reduce dosing from 8 capsules twice daily to 2 tablets twice daily.

Lynparza is available in nearly 60 countries and has treated more than 20,000 patients globally. It has the broadest clinical development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to bring Lynparza to more patients across multiple cancers. In January 2018, Lynparza was approved by the US FDA for use in metastatic breast cancer, becoming the first PARP inhibitor licensed beyond ovarian cancer.

About Ovarian Cancer in Europe
Among women in Europe, ovarian cancer is the fifth most common cancer and the sixth leading cause of cancer death. The five-year survival rate for ovarian cancer in Europe is 38%. In 2012, there were nearly 65,000 new cases diagnosed and around 42,700 deaths. As there is no cure for relapsed ovarian cancer, the primary aim of treatment is to slow progression of the disease for as long as possible and improve or maintain the patient's quality of life.

About SOLO-2
SOLO-2 was a Phase III, randomised, double-blinded, multicentre trial designed to determine the efficacy of Lynparza tablets compared to placebo as maintenance monotherapy in patients with platinum-sensitive relapsed or recurrent germline BRCA-mutated ovarian, fallopian tube and primary peritoneal cancer. The trial, conducted in collaboration with the European Network for Gynaecological Oncological Trial Groups (ENGOT) and Groupe d'Investigateurs National pour l'Etude des Cancers de l'Ovaire et du sein (GINECO), randomised 295 patients with documented germline BRCA1 or BRCA2 mutations who had received at least two prior lines of platinum-based chemotherapy and were in complete or partial response. Eligible patients were randomised to receive 300mg Lynparza tablets twice daily or placebo tablets twice daily.

About Study 19
Study 19 was a Phase II, randomised, double-blinded, placebo-controlled, multicentre trial, which evaluated the efficacy and safety of Lynparza capsules compared with placebo in relapsed, high-grade serous ovarian cancer patients. The trial randomised 265 patients regardless of BRCA mutation status and who had completed at least two courses of platinum-based chemotherapy and their most recent treatment regimen. Eligible patients were randomised to receive Lynparza maintenance monotherapy at a dose of 400mg per day or matching placebo.

About Lynparza (olaparib)
Lynparza is a first-in-class poly ADP-ribose polymerase (PARP) inhibitor and the first targeted treatment to potentially exploit tumour DNA damage response (DDR)-pathway deficiencies to preferentially kill cancer cells. Specifically, in vitro studies have shown that Lynparza-induced cytotoxicity may involve inhibition of PARP enzymatic activity and increased formation of PARP-DNA complexes, resulting in DNA damage and cancer cell death.

Lynparza is being investigated in a range of DDR-deficient tumour types and is the foundation of AstraZeneca's industry-leading portfolio of compounds targeting DDR mechanisms in cancer cells.

About the AstraZeneca and MSD Strategic Oncology Collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the United States and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. The collaboration is based on increasing evidence that PARP and MEK inhibitors can be combined with PD-L1/PD-1 inhibitors for a range of tumour types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as a monotherapy. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance New Oncology as one of AstraZeneca's five Growth Platforms focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody-Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
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Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 February 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary